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Main:	(612) 607-7000
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E-Mail:	TMarek@Oppenheimer.com

January 23, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall

Division of Corporate Finance – M/S 7010

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Mesabi Trust - File No. 001-04488
Form 10-K for the Fiscal Year Ended January 31, 2008
Filed April 11, 2008

Dear Mr. Schwall:

We are responding on behalf of Mesabi Trust (the “Trust”) to your letter of December 31, 2008 providing comments to the Trust’s Form 10-K for the fiscal year ended January 31, 2008 filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2008.  For your convenience, we have repeated and numbered the comments from your letter in boldface print.  The Trust’s responses are provided below each comment.  To the extent that your comments requested that the Trust provide documents to the Commission as supplemental information, we have separately provided such information to the staff of the Commission (the “Staff”) on behalf of the Trust.  To the extent the Staff requested revisions or expansions to the Trust’s prior disclosure in its Form 10-K, we have provided examples of the revised disclosure in the body of this response letter.  We respectfully request that by providing such revised disclosure in the Trust’s Form 10-K for the fiscal year ended January 31, 2009 (and subsequent filings) which is due to be filed on or before April 16, 2009, the Trust not be required to amend its Form 10-K for the fiscal year ended January 31, 2008.

Form 10-Q for the fiscal year ended January 31, 2008

Risk Factors Affecting CCI…, page 6

1.              Expand your risk factor discussion to disclose that one of Northshore’s pellet furnaces has in fact been idled, which you disclose on page fifteen, and to address the extent this idling has affected your royalty income.

Response: Pursuant to Form 10-Q, Part II, Item 1A, the Trust amended the above referenced risk factor in its Form 10-Q filed on December 5, 2008.  In addition to amending the risk factor that is the subject of the Staff’s comment in its most recently filed Form 10-Q, the Trust separately disclosed on page 13 of the same Form 10-Q, that Cliffs Natural Resources Inc. (“Cliffs”) idled two small pellet furnaces at Northshore to address current and planned decreases in demand from Cliffs’ customers.  As stated in the amended risk factor, the Trust cannot predict the extent to which this idling will impact the Trust’s royalty income as the Trust’s royalty income is generated only on shipments not production.  The Trust will continue to monitor the activities of Cliffs and will file such documents to ensure that it is complying with its disclosure obligations in accordance with SEC regulations.

Certain Relationships and Related Transactions, and Director Independence, page 8

2.              It appears that Mr. Lareau is a related person and that the transactions involving his law firm, which total almost $700,000 over the past three years, require disclosure pursuant to Item 404 of Regulation S-K.  Please explain your basis for concluding that Mr. Lareau is not a related person, or if that is not your position, then how you concluded that the transactions with Oppenheimer Wolff & Donnelly LLP do not require disclosure pursuant to Item 404.

Response: Mr. Lareau, a Trustee of the Trust, is a related person to the Trust under Item 404(a).  As reported in the Trust’s Form 10-K, Mr. Lareau is a senior partner with the law firm of Oppenheimer Wolff & Donnelly LLP (“Oppenheimer”).  While Mr. Lareau is a related person and the transactions between the Trust and Oppenheimer exceed the threshold for disclosure under Item 404(a), the Trust believes that no disclosure is required pursuant to Item 404(a) because Mr. Lareau does not have any material direct or indirect interest in the transaction.  Mr. Lareau does not receive any portion of the fees paid by the Trust to Oppenheimer and the compensation he receives from Oppenheimer has no direct or indirect correlation to the firm’s billings to the Trust (or any other Oppenheimer client).  Mr. Lareau’s compensation from Oppenheimer has no relation whatsoever to any firm revenue target or financial metric. Mr. Lareau does not share in any profits of the firm.  As a senior partner, Mr. Lareau does not have involvement with the billing of legal services to or collection of fee receipts from the Trust.  Accordingly, the Trustees do not believe that Mr. Lareau’s interest in the transaction is material and therefore such transaction does not need to be disclosed as a related party transaction pursuant to Item 404(a) of Regulation S-K.

Notwithstanding the above analysis, and because the Trust already provides the pertinent disclosure in other parts of the Form 10-K, in future filings the Trust will revise its disclosure under Item 13 of Form 10-K.  The below example is provided to illustrate how the revised disclosure will read.

Mr. Richard G. Lareau, who became a Trustee on March 7, 1990, is a senior partner in the law firm of Oppenheimer Wolff & Donnelly LLP of Minneapolis, Minnesota.  That firm has been retained by Mesabi Trust since 1961 to act with respect to matters of Minnesota law, and was retained in 1991 by the Trustees other than Mr. Lareau to act as general legal counsel.  Mesabi Trust paid Oppenheimer Wolff & Donnelly LLP fees totaling $[        ] for legal services provided to the Trust during the fiscal year ended January 31, 2009.

Gross Income, Expenses and Net Income, page 13

3.              Expand your disclosure to address the nature of your legal expenses and why they vary given the limited operations of the trust.

Response: Oppenheimer has served as general legal counsel to the Trust since 1991.  As reflected in the Staff’s comment the Trust’s operations are limited, however, the Trust does not have any executive officers or employees to handle its ongoing operations.  Although the Corporate Trustee performs certain administrative functions for the Trust, Oppenheimer, in its capacity as general legal counsel, assists the Trust, on behalf of the Trustees, with a wide range of legal matters including, but not limited to, the following:

•                                          preparing and filing current, periodic and annual reports with the SEC;

•                                          complying with Federal securities laws and regulations;

•                                          complying with New York Stock Exchange rules;

•                                          responding to SEC comments under the SEC’s disclosure review program;

•                                          responding to inquiries from and preparing correspondence with holders of the Trust’s Units of Beneficial Interest;

•                                          reviewing, interpreting and advising the Trust on its governing documents, and representation of the Trust in connection with inquiries from third parties regarding the Trust estate; and

•                                          assisting the Trustees with due diligence related to all of the above matters.

Each year the number of hours spent on the above activities varies, in some cases significantly, based on changes in applicable laws and regulations, and activities of third parties that have or are reasonably expected to have a direct or indirect impact on the Trust.  In addition, certain matters are appropriately handled by junior attorneys with lower billing rates and other matters require the attention of more senior attorneys whose rates are higher.  The billing rates of the attorneys performing legal services on behalf of the Trust also impacts the total legal fees that may be billed in any given year.  In future SEC filings the Trust will expand its disclosure to include the nature of the legal services provided by Oppenheimer during the applicable reporting period.  The below example is provided to illustrate how the revised disclosure will read.

During fiscal 2009, Oppenheimer Wolff & Donnelly LLP (“Oppenheimer”) represented the Trust and assisted the Trustees in the preparation and filing of the Trust’s current, periodic and annual reports with the SEC and related securities law compliance.  Oppenheimer also advised the Trust on various other legal matters related to inquiries from third parties in the ordinary course of the Trust’s administration.

Engineering Comments

The Trust Estate, page 18

4.              We note you reference Cliffs Natural Resources, formerly Cleveland Cliffs Inc. (“CCI”), proven reserves for the Northshore Property as 303 million tons.  Please disclose separately, both the proven and probably ore reserves, the annual production capacity, and note that the reserve estimate consists of standard equivalent pellets in long ton units of 2,240 pounds per long ton.

Response: Because the Trust has no employees, does not operate the mine at Northshore and does not have access to the information required to estimate the iron ore reserves at Northshore, the Trust relies on Cliffs Natural Resources (“Cliffs”) public filings with the Commission for such information.  Provided Cliffs continues to make this information publicly available, the Trust will expand its disclosure to address the comment of the Staff in its Form 10-K for the fiscal year ended January 31, 2009, and in subsequent annual reports.  The below example is provided to illustrate how the revised disclosure will read.

In Cliffs’ most recent Form 10-K, as filed with the Securities and Exchange Commission, which was for the year ended [                       ], the following information was provided by Cliffs regarding the estimated ore reserves at Northshore.

Tons in Millions (1)
Mineral Reserves (2)
	Current	Current Year				Method of
Iron Ore Mineralization	Annual Capacity	Proven	Probable	Total	Previous Year	Reserve Estimation
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)          Tons are long tons of pellets of 2,240 pounds.

(2)          Estimated standard equivalent pellets, including both proven and probable reserves based on life-of-mine operating schedules.

5.              You refer to a report to the Trustees prepared by Scott Wilson Roscoe Postle, which summarized CCI’s ore reserves on your trust lands.  Please forward to our engineer as supplemental information, and not as part of your filing, a copy of this report, as required by Section C of Industry Guide 7, Rule 12b-4 of the Exchange Act.  The information requested may include, but is not limited to:

•                  Property and geologic maps

•                  Description of your sampling and assaying procedures

•                  Drill-hole maps showing drill intercepts

•                  Representative geologic cross-sections and drill logs

•                  Description and examples of your cut-off calculation procedures

•                  Cutoff grades used for each category of your reserves and resources

•                  Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•                  A detailed description of your procedures for estimating reserves

•                  Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans, including the cash flow analysis

•                  A detailed permitting and government approval schedule for the project, particularly identifying the primary environment or construction approval(s) and your current location on that schedule.

Response: The Trust has separately provided the Staff with a copy of the report it received from Scott Wilson Roscoe Postle & Associates (“Scott Wilson Report”) as supplemental information in accordance with Section C of Industry Guide 7 and Rule 12b-4 of the Exchange Act.  We hereby request, on behalf of Scott Wilson and the Trust, that upon completion of its review Scott Wilson Report, the Staff return the Scott Wilson Report to us.

We believe this response letter fully addresses the matters discussed in your letter of December 31, 2008.  However, if you have further questions or comments, please contact me at (612) 607-7309.

Sincerely,

/s/ Thomas R. Marek

Thomas R. Marek

cc:	Mr. John Lucas
Mr. Ken Schuler
Mr. James Ehrenberg
Mr. David Hoffman
Mr. Richard G. Lareau, Esq.
Mr. Kenneth R. Ring, Deutsche Bank Trust Company Americas
Mr. Norman F. Sprague, III